UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO AND 13d-2(b)

                              (Amendment No. ____)


                          CAREER EDUCATION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141665 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 28, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         |_|   Rule 13d-1(b)
                         |_|   Rule 13d-1(c)
                         |X|   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 141665 10 9                    13G                   Page 2 of 9 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Electra Investment Trust Plc
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       England and Wales
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            887,305
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             887,305
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       887,305
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 141665 10 9                    13G                   Page 3 of 9 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Electra Associates, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0 (See Exhibit A)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0 (See Exhibit A)
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0 (See Exhibit A)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0 (See Exhibit A)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 (See Exhibit A)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0% (See Exhibit A)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 141665 10 9                    13G                   Page 4 of 9 Pages


Item 1(a). Name of Issuer:

      Career Education Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

      2800 West Higgins Road, Suite 790, Hoffman Estates, Illinois 60195.

Item 2(a). Name of Person Filing:

      Electra Investment Trust Plc and Electra Associates, Inc.

Item 2(b). Address of Principal Business Office:

      65 Kingsway, London, England WC2B6QT

Item 2(c). Citizenship:

      Electra Investment Trust Plc is organized under the laws of England and Wales. Electra Associates, Inc., is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

      Common Stock

Item 2(e). CUSIP Number:

      141665 10 9

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a) |_| Broker or dealer registered under Section 15 of the Exchange Act.
(b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) |_| Insurance Company as defined in Section 3(a) (19) of the Exchange Act.
(d) |_| Investment Company registered under Section 8 of the Investment Company Act.
(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. 141665 10 9                    13G                   Page 5 of 9 Pages


(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership as of December 31, 1998:

      (a)   Amount beneficially owned:

            887,305 (See Exhibit A)

      (b)   Percent of class:

            12%

      (c)   Number of shares to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  887,305 (See Exhibit A)

            (ii)  Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or to direct the disposition of:

                  887,305 (See Exhibit A)

            (iv)  Shared power to dispose or to direct the disposition of:

                  0

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      See Exhibit A attached hereto.

CUSIP No. 141665 10 9                    13G                   Page 6 of 9 Pages


Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not Applicable

CUSIP No. 141665 10 9                    13G                   Page 7 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999               ELECTRA INVESTMENT TRUST PLC

                                       By: /s/ H.A.L.H. Mumford
                                           -------------------------------
                                           Name:  H.A.L.H. Mumford
                                           Title:  Director


Dated: February 12, 1999               ELECTRA ASSOCIATES, INC.

                                       By: /s/ R.J. Lewis
                                           -------------------------------
                                           Name:  R.J. Lewis
                                           Title:  Director

CUSIP No. 141665 10 9                    13G                   Page 8 of 9 Pages


                                  EXHIBIT A

      This Statement is filed by Electra Investment Trust Plc, a company incorporated in England and Wales ("EIT") and Electra Associates, Inc., a company incorporated in the State of Delaware ("Associates"). Associates is a wholly-owned subsidiary of EIT. Associates was formed for the sole purpose of acting as nominee for certain foreign investors who wish to co-invest with EIT from time to time and who are represented by Selectra Investment and management Ltd., a British Virgin Islands corporation ("Selectra"). Apart from acting as nominee for such foreign investors and receiving fees from such foreign investors payable to EIT and its affiliates, EIT has no beneficial ownership of the 75,206 (1%) shares of common stock of Career Education Corporation for which Associates is the owner of record. With respect to such shares, Associates votes and will dispose of such shares in accordance with the instructions of Selectra. Accordingly, EIT disclaims beneficial ownership of the shares of common stock owned by Associates and Associates disclaims beneficial ownership of the common stock owned by EIT.

CUSIP No. 141665 10 9                    13G                   Page 9 of 9 Pages


                                    EXHIBIT B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Career Education Corporation.

Dated: February 12, 1999               ELECTRA INVESTMENT TRUST PLC

                                       By: /s/ H.A.L.H. Mumford
                                           -------------------------------
                                           Name:  H.A.L.H. Mumford
                                           Title:  Director


Dated: February 12, 1999               ELECTRA ASSOCIATES, INC.

                                       By: /s/ R.J. Lewis
                                           -------------------------------
                                           Name:  R.J. Lewis
                                           Title:  Director